Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited interim condensed financial statements and related notes as of and for the six months ended June 30, 2024, included as Exhibit 99.1 to this Report on Form 6-K. This discussion and other parts of the interim report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including but not limited to those set forth under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, or the Annual Report, on file with the Securities and Exchange Commission, or the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, but are not limited to, statements about:

●	the regulatory pathways that we may elect to utilize in seeking European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or FDA, and other regulatory approvals;

●	that our financial position raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain listing and effectively comply with the listing requirements of The Nasdaq Stock Market LLC, or Nasdaq;

●	the completion and timing of the transaction contemplated by our binding term sheet with Kadimastem Ltd, or Kadimastem, are uncertain, and the risk that the transaction may not close as expected or at all;

●	our ability to drive revenue growth, enhance research and development capabilities, and improve financial performance as a result of the potential merger with Kadimastem is subject to uncertainties, including unforeseen costs and integration issues;

●	the re-scheduling of Mazindol ER in the United States by the U.S. Drug Enforcement Agency following approval by the FDA;

●	the launch of a different formulation or different dosage of Mazindol by another company;

●	the use of Quilience (Mazindol ER) in a compassionate use program, and the results thereof;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol NLS-4, or other product candidates that we may seek to develop;

●	the commercial launch and future sales of Quilience and/or Nolazol, or any other future product candidates;

●	the dosage of Quilience, Nolazol, and or any of our pipeline drugs;

●	our ability to move NLS-3, NLS-8, NLS-11, NLS-12 and any of our Aexon Labs (Dual) Orexin compounds (recently secured through an inlicense) into investigational new drug enabling studies;

●	our expectations regarding the timing of commencing further clinical trials, the process entailed in conducting each such trial, including dosages, and the order of such trials with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience, Nolazol, and or any of our pipeline drugs;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of a Marketing Authorisation Application and New Drug Application with the EMA and FDA for Quilience, Nolazol, and or any of our pipeline drugs, respectively;

●	completion and receiving favorable results of clinical trials for Quilience, Nolazol, and or any of our pipeline drugs;

●	issuance of patents to us by the U.S. Patent and Trademark Office and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the overall global political and economic environment in the countries in which we operate;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and attention deficit hyperactivity disorder, or ADHD;

●	the development and commercialization, if any, of any other product candidates that we may seek to develop;

●	the use of mazindol controlled release for treatment of additional indications other than narcolepsy, idiopathic hypersomnia and ADHD; and

●	the ability of our management team to lead the development of our product candidates, conclude a strategic partnership deal for Mazindol or any of our pipeline compounds.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to the Annual Report, which was filed with the SEC, on May 15, 2024, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All information included herein relating to shares or price per share reflects the 1-for-40 reverse split effected by us on September 27, 2024. Unless otherwise indicated, “we,” “us,” “our,” the “Company” and “NLS” refer to NLS Pharmaceutics Ltd. and its wholly owned subsidiary, NLS Pharmaceutics Inc., a Delaware corporation.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, which have unmet medical needs. Our lead compound mazindol, a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, in a proprietary extended-release formulation, is being developed for the treatment of narcolepsy (lead indication) and ADHD (follow-on indication). We believe that this dual mechanism of action will also enable mazindol ER to have the potential therapeutic benefit in other rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

We have no product candidates approved for commercialization and have never generated any revenue from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenues and royalties from product sales. We have also incurred significant operating losses. For the six months ended June 30, 2024, we have an accumulated deficit of $72.4 million.

In February 2019, we entered into a license agreement, or the EF License Agreement, with Eurofarma Laboratorios S.A., or Eurofarma, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America.

Under the EF License Agreement, we received a non-refundable, upfront payment of $2,500,000 and are further eligible to receive nonrefundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. As of June 30, 2024, and December 31, 2023, we have long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed, and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement. The EF License Agreement was terminated on August 28, 2024, effective as of September 30, 2024. It was mutually agreed that neither party has any claims against the other in relation to the Agreement or its termination. Consequently, the deferred revenues amounting to $2,500,000 will be realized as of the termination date.

On March 20, 2024, we entered into a securities purchase agreement for the issuance of 175,000 common shares at $10.00 per share in a registered direct offering, which closed on March 22, 2024. Investors also received unregistered warrants to purchase up to 87,500 common shares at $10.00 per share in a concurrent private placement. The warrants were immediately exercisable and expire five years from issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any common shares or equivalents for 45 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of $1,750,000.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 common shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 common shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance. The agreement includes customary representations, warranties, and indemnification provisions. We agreed not to issue or announce the issuance of any common shares or equivalents for 15 days post-closing, with certain exceptions, and not to engage in variable rate transactions for one-year post-closing. The offering generated gross proceeds of approximately $786,660.

Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of revenues and the satisfaction of liabilities in the normal course of business. We have incurred losses from the inception of our operations. These factors raise substantial doubt about our ability to continue as a going concern.

In July 2024, we entered into a binding term sheet with Kadimastem, a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, whereby Kadimastem will become our wholly owned subsidiary, and Kadimastem’s shareholders will acquire an 85% interest in NLS, or the Transaction. Upon completion of the Transaction, which is subject to, among other things, approval by NLS and Kadimastem stockholders, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Under the proposed terms, existing Kadimastem shareholders will hold 85% of the issued and outstanding shares of the merged company and the existing shareholders of NLS will hold the remaining 15% of the issued and outstanding shares of NLS.

The Business Combination is anticipated to be accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with GAAP, as applicable. Under this method of accounting, NLS is anticipated to be treated as the “acquired” company for financial reporting purposes.  Kadismastem is anticipated to be the accounting acquirer because it is anticipated to control the Board of Directors, management of the combined company, and the preexisting shareholders of Kadismastem are currently anticipated to have the majority voting rights of the combined company.

At our ordinary shareholders’ meeting on June 27, 2024, all proposed agenda items were approved, including the election of a new statutory auditor in Switzerland. We announced our intention to replace PricewaterhouseCoopers AG with Marcum LLP as our PCAOB-registered independent public accounting firm, pending engagement letter execution and board approval.

On August 9, 2024, we entered into an engagement letter with Marcum LLP, which was approved by both Marcum’s Client Acceptance Committee and our board on August 15, 2024. PricewaterhouseCoopers AG’s reports for fiscal years 2023 and 2022 contained no adverse opinions, except for a going concern explanatory paragraph for fiscal year 2023. There were no disagreements or reportable events with PricewaterhouseCoopers AG.

We filed amended Articles of Association with the commercial registry of Zurich, effective September 27, 2024, reflecting an increase in share capital to CHF 937,600, divided into 1,172,000 registered shares with a nominal value of CHF 0.80 each. Additionally, a 1-for-40 reverse stock split was filed and became effective on September 27, 2024. The number of shares outstanding before and after the reverse split were adjusted accordingly.

On August 28, 2024, we agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party signatory to the EF License Agreement has any claims against the other in relation to the EF License Agreement termination.

On September 13, 2024, we announced an Extraordinary Shareholders’ Meeting to be held on October 3, 2024. Only shareholders of record as of September 9, 2024, were entitled to vote. All proposed agenda items were approved.

On September 16, 2024, we entered into a warrant amendment agreement with an institutional investor to amend warrants to purchase up to 172,836 common shares, adjusting the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. Following an increase in authorized common shares, we will issue pre-funded warrants to purchase up to 191,430 common shares.

On October 9, 2024, we entered into a securities purchase agreement with certain accredited investors. Under this agreement, we issued and sold 806,452 common shares and common share purchase warrants to purchase an additional 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The warrants have a term of five years and an exercise price of $4.25 per share. Investors were granted the right to participate in up to 50% of future offerings for one year following the closing. We also agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. The transaction closed on October 10, 2024.

Also on October 9, 2024, we entered into a securities purchase agreement with an accredited investor to satisfy $4.0 million of our debt by issuing 806,452 newly designated convertible preferred shares at a purchase price of $4.96 per share. The preferred shares have a conversion price of $4.96 per share. The investor was granted the right to purchase up to an additional $10.0 million worth of convertible preferred shares starting six months after the closing and continuing as long as they own preferred shares. The investor also has the right to participate in up to 50% of future offerings for one year following the closing. We agreed not to enter into an equity line of credit or similar agreement without the consent of the majority of the preferred shareholders. This transaction also closed on October 10, 2024.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders.

As of October 10, 2024, we believe we have regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as our common shares have traded above $1.00 for ten consecutive trading days.

Since the fiscal year ended December 31, 2023, we have undertaken a number of actions which have increased our stockholders’ equity, including, among other actions, (i) the sale of securities for approximately $3.2 million in net proceeds, and (ii) the exchange of certain debt into shares of our preferred stock. As a result of these actions, we believe that we satisfy the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

A.	Operating Results

Operating Expenses

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited interim condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Our current operating expenses consist of two components – research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses are expensed as incurred and consist primarily of costs of third-party clinical consultants who conduct clinical and pre-clinical trials on our behalf as well as expenses related to lab supplies, materials and facility costs.

Clinical trial costs are a major component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Our research and development expenses have materially increased and will continue to increase in the future as we enter into the Phase 3 clinical development stage of our product candidates and initiate a number of new research initiatives that are complementary to our existing and planned research initiatives and thereby recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other general and administrative expenses. Personnel costs consist of salaries, cash bonuses and benefits. Outside professional services consist of legal fees (including intellectual property and corporate matters), accounting and audit services, IT and other consulting fees.

Finance Expense and Income

Other expenses include exchange rate differences and financial expenses related to credit card fees.

Interest expense relates to interest paid for our financing obligations.

Taxation

NLS Pharmaceutics is subject to corporate Swiss federal, cantonal and communal taxation in Canton of Zurich, Switzerland.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of June 30, 2024, we had tax loss carryforwards totaling $49.2 million. It is not likely that we will make sufficient profits to be able to utilize these tax loss carryforwards in full. As such, we have recorded a 100% valuation on these tax loss carryforwards.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 10.6%.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1% (cantonal and communal tax only, as there is no federal tax on capital).

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.1% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our unaudited interim condensed financial statements included elsewhere in this Report on Form 6-K. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Six Months Ended June 30, 2024 and 2023

	For the Six Months Ended June 30,
	2024	2023
Research and development expenses	$271,350	$4,383,625
General and administrative expenses	1,782,142	3,165,858
Operating loss	(2,053,492)	(7,549,483)
Other income (expense), net	104,643	(63,127)
Interest expense	(86,985)	(129)
Net loss	$(2,035,834)	$(7,612,739)

Research and Development Expenses

Research and development activities are essential to our business and historically represented the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. In addition to these arrangements, we expect that our total future research and development costs will increase over current levels in line with strategy to progress the development of our product candidates, as well as discovery and development of new product candidates.

The following table summarizes our research and development expenses during the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023

Pre-clinical development	$27,221	$251,843
Clinical development	(4,017)	1,562,710
Clinical manufacturing costs	808	1,639,040
Staff costs	4,671	191,130
Stock compensation expense	(3,569)	13,400
Subcontractors	76,236	722,366
Other, Licenses	170,000	3,136
Total	$271,350	$4,383,625

Our research and development expenses totaled $271,350 for the six months ended June 30, 2023, representing a decrease of $4,112,275, or 93.8%, compared to $4,383,625 for the six months ended June 30, 2023. This decrease was primarily due to delayed liquidity events and subsequent change in strategy, we drastically reduced R&D costs and activities, terminated subcontractor and other R&D agreements. In 2024 our remaining R&D resources will be focused on pre-clinical DOXA Aexon Licensing. On March 19, 2024, we entered into an exclusive license agreement with Aexon Labs Inc., requiring an upfront payment of $170,000 by March 31, 2024. We have made significant progress over the past three months in developing our DOXA (Dual Orexin Agonist Platform) program, a highly promising, cutting-edge, and potentially disease-modifying multi-targeted approach to neurodegenerative and other diseases. Recent R&D efforts have yielded groundbreaking results, including the discovery of third-generation dual orexin receptor agonists that are also active on Cathepsin H (CTSH). This dual activity opens new therapeutic avenues for conditions related to neurodegeneration and sleep disorders, offering a competitive edge in the development of multi-target drugs.

General and Administrative Expenses

Our general and administrative expenses totaled $1,782,142 for the six months ended June 30, 2024, representing a decrease of $1,383,716, or 43.7%, compared to $3,165,858 for the six months ended June 30, 2023. This reduction was primarily attributable to decreases in insurance costs related to directors’ and officers’ insurance coverage for members of our board of directors and senior management, as well as reductions in accounting services, staff, rent, legal counsel, marketing and communication costs, and travel expenses.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,053,492 for the six months ended June 30, 2024, representing a decrease of $5,495,991, or 72.8%, compared to $7,549,483 for the six months ended June 30, 2023.

Other Income /Expense, net

Other income consists of exchange rate differences and financial expenses related to our credit card fees. We recognized other income of $104,643 for the six months ended June 30, 2024, representing a decrease of $167,770, or 265.8%, compared to expense of $63,127 for the six months ended June 30, 2023. The increase in income was attributable to favorable exchange rate differences.

Interest Expense

Interest expense consists of interest on notes payable, imputed interest and interest expenses on related parties short term loans. Interest expense was $86,985 for the six months ended June 30, 2024, representing an increase of $86,856, or 67,330.2%, compared to $129 for the six months ended June 30, 2023. The increase was partly attributable to interest on short term notes payable for D&O insurance. In 2023, the entire annual policy was prepaid and not financed through short term notes payable. Additionally, the increase was attributable to the 10% interest on the short term loan, which was only utilized at the end of 2023.

Net Loss

As a result of the foregoing, our net loss totaled $2,035,834 for the six months ended June 30, 2024, representing a decrease of $5,576,905, or 73.2%, compared to $7,612,739 for the six months ended June 30, 2023.

B.	Liquidity and Capital Resources

Overview

As of June 30, 2024, we had $552,758 in cash and cash equivalents.

The table below summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,
	2024	2023

Net cash used in operating activities	$(1,530,498)	$(7,296,532)
Net cash provided by financing activities	1,185,576	-
Effect of exchange rate changes on cash and cash equivalents	-	(416)

Net decrease in cash and cash equivalents	$(344,922)	$(7,296,948)

Operating Activities

Net cash used in operating activities was $1,530,498, for the six months ended June 30, 2024, representing a decrease of $5,766,034, or 79.0%, compared with net cash used in operating activities of $7,296,532 for the six months ended June 30, 2023. The change in cash used in operating activities for the six months ended June 30, 2024 was due to our reporting a net loss of $2,035,834 for the six months ended June 30, 2024, representing a decrease of $5,576,905, or 73.2%, compared with a net loss of $7,612,739 for the same period in 2023, driven primarily by (i) a $4,112,275 reduction in research and development costs for the six months ended June 30, 2024 and (ii) a $1,383,716 reduction in general and administrative expenses for the six months ended June 30, 2024.

Financing Activities

Net cash provided by financing activities of $1,185,576, for the six months ended June 30, 2024, consisted of $1,380,291 of net proceeds from the issuance of common shares and on the note payable of $194,715. We had no financing activities during the six months ended June 30, 2023.

On September 28, 2023, we entered into a short term loan agreement with Ronald Hafner, our Chairman of the Board of Directors, providing for an unsecured loan in the aggregate amount of CHF 500,000. The loan bears interest at a rate of 10% per annum was to and mature on November 30, 2023.

On November 15, 2023, we entered into a series of short term loan agreements with certain existing shareholders, including Mr. Hafner, our Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it was to expire on June 30, 2024.

On May 13, 2024, we entered into two addendums to the short term loan agreements with Ronald Hafner, our Chairman of the Board of Directors. These addendums extend the maturity date under the Loan Agreements to June 30, 2025, for the aggregate amount of CHF 750,000.

On May 16, 2024, we entered into additional bridge loan addendums, or the Second Bridge Loan Addendums, to the Bridge Loan Agreement dated November 15, 2023, with Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for an extension of the maturity date under each of the Loan Agreements to June 30, 2025.

On October 10, 2024, we successfully settled the series of short term loan agreements with certain existing shareholders, along with the accrued interest, through a debt-to-share conversion. The debt-to-share conversion transaction effectively closed on October 10, 2024.

On March 20, 2024, we entered into a securities purchase agreement for the issuance of 175,000 common shares at $10.00 per share in a registered direct offering, which closed on March 22, 2024. Investors also received unregistered warrants to purchase up to 87,500 common shares at $10.00 per share in a concurrent private placement. The warrants were immediately exercisable and expire five years from issuance.

On June 28, 2024, we entered into a securities purchase agreement providing for the issuance in a registered direct offering of 81,944 common shares at a purchase price of $9.60 per share. In addition, the investors in the offering received unregistered warrants to purchase up to an aggregate of 81,944 common shares at an exercise of $9.60 per share in a concurrent private placement. The common warrants were immediately exercisable upon issuance and expire five years following the date of issuance.

On October 9, 2024, we entered into a securities purchase agreement, or the Equity Purchase Agreement, with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, we agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 common shares and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, we agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, we agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the Equity Purchase Agreement closed on October 10, 2024.

In addition, on October 9, 2024, we entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of our debt in the aggregate amount of $4.0 million held by the investor, we agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain a conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, we agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Additionally, pursuant to the Debt Purchase Agreement, we agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of our securities for one year following the closing. In addition, we agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

On October 9, 2024, we and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by us to such holders, collectively, to purchase up to 105,843 common shares issued to such holders, or the Existing Warrants. The Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, we agreed to adjust the exercise price in the Existing Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 common shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one common share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

On October 10, 2024, we successfully implemented a restructuring measure by converting the claims of related party debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders.

Current Outlook

During 2024, our operations have been primarily financed through the proceeds from the sale of our common shares and short term loans obtained from related parties at the end of 2023. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenues, and we do not expect to generate any significant revenue from the sale of our product candidates in the near future.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

As of June 30, 2024, our cash and cash equivalents was $0.6 million. Our existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year as of June 30, 2024. We expect to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support our planned operating activities through profitability. We are actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. By October 10, 2024, we have completed a private financing round, debt conversion and forgiveness, vendor buy-out, and have identified a merger opportunity.. Our future viability depends on our ability to extend payment terms with third-party creditors until additional funds have been raised.

Capital Resources and Liquidity

In connection with the planned financing and reduction of liabilities, we have prepared the following pro forma balance sheets to illustrate the impact of these transactions. The following table compares our historical balance sheets as of June 30, 204 with the pro forma capitalization as adjusted for the implemented transactions.

●	on an actual basis;

●	On a pro forma basis to give effect to the net proceeds to us from:

(i)	the sale of 81,944 common shares at a purchase price of $9.60 per share on July 1, 2024 and generated net proceeds of $573,784,

(ii)	the reduction of liabilities of total $10,010,431 as a result of the following changes:

a)	Realization of approximately $2,500,000 of deferred revenue due to termination of EF License Agreement on August 28, 2024, effective as of September 30, 2024,

b)	Purchase of $4,000,000 in debt from vendors through debt purchase agreement with an investor thereby converting the debt through an ordinary capital increase of preferred shares;

c)	Conversion of related party debt holders in the amount of $2,788,650 into 493,986 common shares, and

d)	Payments to vendors and reduction in bonus accruals not to be paid in the amount of approximately $721,781.

(iii)	private financing round of $3,200,000 on October 10, 2024 by way of an ordinary capital increase, entering into a securities purchase agreement with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, we agreed to issue and sell to the investors, in a private placement offering (i) 806,452 common shares and (ii) Common Warrants to purchase 806,452 common shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, we agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering.

The information in this table should be read in conjunction with and is qualified by reference our financial statements and related notes included in our unaudited interim condensed financial statements, incorporated by reference herein.

	As of June 30, 2024
	Actual	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$552,758	$4,326,541
Prepaid expenses and other current assets	639,710	639,710
Total current assets	1,192,468	4,966,251

Property and equipment	990	990
Other assets	-	-
Total assets	$1,193,458	$4,967,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,584,284	$150,000
Related party short term loan	1,512,319	-
Other accrued liabilities	1,420,229	-
Note payable short term	201,285	201,285
Total current liabilities	7,718,117	351,285

Deferred revenues	2,499,969	-
Accrued pension liability	243,630	100,000
Total liabilities	10,461,716	451,285

Commitments and contingencies

Shareholders’ equity (deficit):
Common shares, CHF 0.80 ($0.80) par value, 985,723 registered shares issued and outstanding at June 30, 2024	808,555	808,555
Additional paid-in capital	62,328,298	76,112,512
Accumulated deficit	(72,409,318)	(72,409,318)
Accumulated other comprehensive loss	4,207	4,207
Total shareholders’ (deficit)	(9,268,258)	4,515,956
Total liabilities and shareholders’ (deficit)	$1,193,458	$4,967,241

The implemented financing and reduction of liabilities are expected to strengthen our balance sheet by reducing our leverage and increasing our equity base. This will enhance our financial flexibility and support our growth initiatives.

There can be no assurance that capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to us. These conditions raise substantial doubt about our ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, while the short term loans were granted in Swiss francs, and a certain portion of our expenses are denominated in CHF or EUR. For instance, during the six months ended June 30, 2024, approximately 59.5% of our expenses were denominated in CHF and 4.7% in EUR, respectively. Changes of 5% and 10% in the U.S. dollar/CHF exchange rate would have increased/decreased our operating expenses by 3.2% and 6.4%, respectively. However, these historical figures may not be indicative of future exposure.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an emerging growth company, or an EGC, can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not EGCs.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the six months ended June 30, 2024, pursuant to those programs, please see “Operating Results— Operating Expenses— Research and Development Expenses, net” and “Results of Operations— Comparison of the six months ended June 30, 2024, and June 30, 2023, — Research and Development Expenses.”

D. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods.

A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our Annual Report.

Revenue Recognition

The EF License Agreement provides for the development and commercialization of our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement is within the scope of Accounting Standards Codification, or ASC, 606, “Revenue from Contract with Customers,” or ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, we perform the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

As of June 30, 2024, we have not recognized any revenue from the EF License Agreement as the upfront payment we received has been deferred. We have allocated the transaction price entirely to the single license performance obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when our performance obligations are contractually complete or the EF License Agreement is terminated.

On August 28, 2024, the Company agreed with Eurofarma to terminate the EF License Agreement effective as of September 30, 2024, or the Termination, and that neither party has any claims against the other party in relation to the EF License Agreement and the Termination. As a result of the termination of the EF License Agreement effective September 30, 2024, the Company will realize the previously deferred revenue of $2,500,000.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employee. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgement is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized, and a full valuation allowance is therefore recognized.